AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

03 JAN 21 AM 7:21

03003446

January 8, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

Re: Aguila American Resources Ltd. (the "Company")
Form 45-902F Report
Private Placement – 600,000 Units @ $0.25 per Unit

Enclosed find our Form 45-902F Report in connection with the private placement recently completed by the Company, together with a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

AGUILA AMERICAN RESOURCES LTD.

Per: *[signature]*

Nick DeMare
Corporate Secretary

dlw 2/3

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3093)

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Aguila American Resources Ltd.
   Name of issuer

   #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7
   Address

   (604) 685-9316
   Telephone Number

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is an exchange issuer and is a reporting issuer in BC and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The issuer is listed and trading on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   600,000 units, comprising 600,000 common shares, at a price of $0.25 per share, and warrants entitling the holders to purchase an additional 600,000 common shares, at a price of $0.25 per share, until January 7, 2005.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of Units Purchased	Date of distribution	Price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
John Huguet W. Vancouver, BC	120,000	Jan.7/03	$0.25/ $30,000	Sec.74(2)(9) of the Securities Act (British Columbia)	Restricted until May 7, 2003

Full name of purchaser and municipality and jurisdiction of residence	Number of Units Purchased	Date of distribution	Price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
DNG Capital Corp. Vancouver, BC	120,000	Jan.7/03	$0.25/ $30,000	Sec.74(2)(9) of the Securities Act (British Columbia)	Restricted until May 7, 2003
Global Landmark Investments Inc. N. Vancouver, BC	120,000	Jan.7/03	$0.25/ $30,000	Sec.74(2)(9) of the Securities Act (British Columbia)	Restricted until May 7, 2003
Sadrudin Dhanani North Vancouver, BC	120,000	Jan.7/03	$0.25/ $30,000	Sec. 3.1 of MI 45-103	Restricted until May 7, 2003
Fraser Cooper W. Vancouver, BC	120,000	Jan.7/03	$0.25/ $30,000	Sec. 3.1 of MI 45-103	Restricted until May 7, 2003

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule A.			

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $150,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (CDN$)	Price Per Share (CDN$)
Not applicable.		

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 8th day of January, 2003.

AGUILA AMERICAN RESOURCES LTD.
Name of issuer (please print)

[signature]
Signature of authorized signatory

Nick DeMare, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".